                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                AMENDMENT NO. 5

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                       TRANSITIONAL HOSPITALS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                       TRANSITIONAL HOSPITALS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

             COMMON STOCK, PAR VALUE $1.00 PER SHARE, INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE SERIES B JUNIOR PARTICIPATING PREFERRED STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   20 401 510
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                RICHARD L. CONTE
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                       TRANSITIONAL HOSPITALS CORPORATION
                            5110 WEST SAHARA AVENUE
                            LAS VEGAS, NEVADA 89102
                                 (702) 257-3600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICE AND COMMUNICATIONS
               ON BEHALF OF THE PERSON(S) FILING THIS STATEMENT)

                               ----------------

                                   COPIES TO:

          STEPHEN D. SILBERT, ESQ.                          JULIA L. KOPTA, ESQ.
     CHRISTENSEN, MILLER, FINK, JACOBS,         EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
         GLASER, WEIL & SHAPIRO, LLP                 TRANSITIONAL HOSPITALS CORPORATION
    2121 AVENUE OF THE STARS, SUITE 1800                  5110 WEST SAHARA AVENUE
        LOS ANGELES, CALIFORNIA 90067                     LAS VEGAS, NEVADA 89102
               (310) 553-3000                                  (702) 257-3600

  This Amendment No. 5 is filed to supplement and amend the information set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 dated May 19, 1997, as amended by Amendment Nos. 1 through 4 thereto (as amended, the "Schedule 14D-9"), filed by Transitional Hospitals Corporation, a Nevada corporation (the "Company"), relating to the tender offer of LV Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Vencor, Inc., a Delaware corporation ("Vencor"), to purchase all the outstanding common stock, par value $1.00 per share (the "Shares"), of the Company, including the associated rights to purchase Series B Junior Participating Preferred Stock (the "Rights") upon the terms and conditions set forth in the Schedule 14D-1 dated May 7, 1997, as amended (the "Schedule 14-D-1"), filed by Purchaser and Vencor. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9. The description in this Schedule 14D-9 of any agreement, instrument, document or portion thereof filed as an exhibit to this Schedule 14D-9 is qualified in its entirety by reference to the copy of such agreement, instrument, document or portion thereof filed as such exhibit hereto.

  On May 2, 1997 the Company entered into an Agreement and Plan of Merger (the "Select Merger Agreement") with Select Medical Corporation, a Delaware corporation ("Select"), and SM Acquisition Co., a Nevada corporation ("SM Acquisition") and a wholly-owned subsidiary of Select. The Select Merger Agreement provided for the merger of the Company with SM Acquisition (the "Select Merger"). In the Select Merger, among other things, each Share, other than Shares held by the Company or by Select or any subsidiary of the Company or Select, would be converted into the right to receive $14.55 in cash.

  On May 7, 1997 the Purchaser commenced a tender offer (the "Offer") for all the outstanding Shares, including the associated Rights. In the Offer Purchaser offered to pay $16.00 per Share (including the associated Rights). On June 18, 1997 the Company terminated the Select Merger Agreement in accordance with Section 9.1(g) thereof and paid Select a termination fee of $19,415,000.

  On June 18, 1997 the Company, Purchaser and Vencor entered into that certain Agreement and Plan of Merger (the "Vencor Merger Agreement") pursuant to which, among other things, the Company will be merged with Purchaser (the "Vencor Merger") following consummation of the Amended Offer (as defined herein). In the Vencor Merger, each Share, other than Shares owned by the Company, Vencor, any subsidiary of Vencor or the Company, or any shareholder exercising dissenters rights under Nevada law, will be converted into the right to receive $16.00 in cash.

ITEM 2. TENDER OFFER OF THE BIDDER

  Item 2 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

    This Schedule 14D-9 relates to the tender offer by LV Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Vencor, for all the outstanding Common Stock, together with the associated Rights, as amended pursuant to the terms of the Vencor Merger Agreement (the "Amended Offer"). According to the Schedule 14D-1, the address of the principal executive offices of the Purchaser and Vencor is 3300 Providian Center, 400 West Market Street, Louisville, Kentucky 40202.

ITEM 3. IDENTITY AND BACKGROUND

  Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

    Board Representation. The Vencor Merger Agreement provides that upon consummation of the Amended Offer Vencor may cause the Company to take such action as is necessary to cause persons designated by Vencor to become directors of the Company so that the number of such persons designated by Vencor equals the number of directors, rounded up to the next whole number, which represents the product of (x) the total number of directors on the Board multiplied by (y) the percentage that the number of Shares so accepted for payment plus any Shares beneficially owned by Vencor or its affiliates as of the date of the Vencor Merger Agreement bears to the number of Shares outstanding on the date Shares are

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

  accepted for payment by Vencor, provided, however, that prior to the Vencor Merger Agreement the Board will always have at least two, and at the Company's election, three members (one of whom will be Richard Conte) who are neither officers of Vencor nor designees, stockholders or affiliates of Vencor. In furtherance of the foregoing, the Company has agreed to increase the size of the Board or use its reasonable efforts to secure the resignations of present directors. The Articles of Incorporation of the Company provide that the number of directors will be between six and 11.

    Vencor has informed the Company that it intends to designate four of the following six persons: W. Bruce Lunsford, W. Earl Reed, III, Michael R. Barr, Thomas T. Ladt, Jill L. Force and James H. Gillenwater, Jr., to serve as directors of the Company following consummation of the Amended Offer. Mr. Conte, Wendy L. Simpson and Nigel Petrie are expected to remain as directors of the Company following consummation of the Amended Offer.

    Vencor Merger Agreement. The Vencor Merger Agreement provides certain benefits to the executive officers and directors of the Company, including provisions relating to indemnification and maintenance of officers' and directors' insurance. See "Item 8. Additional Information To Be Furnished-- Vencor Merger Agreement."

    Foreign Operations. The Company has certain limited operations and projects in development outside the United States, including in the United Kingdom, Panama and Antiqua. Vencor has informed the Company that it is not interested in continuing such operations or projects in development and has [requested/suggested] that Mr. Conte make a proposal to acquire such operations and projects in development and although Mr. Conte intends to make such a proposal, he has not determined the terms of such proposal.

    The information set forth in Item 3 of the Schedule 14D-9 under the caption "Stock Options" is hereby amended and supplemented to add the following:

    The Vencor Merger Agreement provides that in the Vencor Merger holders of options having an exercise price less than $16.00 per share would receive upon exercise thereof a payment equal to the product of (i) the amount by which $16.00 exceeds the exercise price per Share subject to such options and (ii) the number of Shares subject to such options, less any required withholding of taxes. In addition, the Vencor Merger Agreement provides that prior to the expiration of the Amended Offer the Company may amend outstanding stock options having an exercise price less than $16.00 per Share to provide that the holders thereof need not tender any exercise price therefor and that upon exercise such holders will receive an amount equal to the product of (x) the amount by which the exercise price thereof is less than $16.00 and the number of Shares issuable pursuant to the exercise of such options.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

    The Board, after considering the opinion of Morgan Stanley & Co. Incorporated (the "Financial Advisor") that the consideration to be paid to the Company's stockholders is fair from a financial point of view, has unanimously voted (with Mr. Conte and Ms. Simpson abstaining) that the Amended Offer is fair to and in the best interests of the Company and its stockholders and has unanimously approved (with Mr. Conte and Ms. Simpson abstaining) the terms and conditions of the Vencor Merger Agreement. The Board recommends that the Company's stockholders accept the Amended Offer and tender their Shares pursuant thereto.

    In reaching its conclusion and recommendation described above, the Board considered a number of factors, including without limitation the opinion of the Financial Advisor that the Amended Offer is fair from a financial point of view and the following:

    . The price to be paid by the Company's stockholders represents a substantial premium over the market prices for the Shares prior to the announcement by the Company on April 24, 1997 that the Company had received expressions of interest from various parties interested in acquiring the Company. On April 23, 1997, the last trading day prior to such announcement, the closing price of the Shares was $9.75 per Share. The price to be paid by Vencor is $.50 per Share higher than the highest price offered by Select.

    . The transaction allows stockholders to receive a substantial return on their investment without waiting for the Company to effectuate its growth strategy. Generally, it takes six months for each new hospital to become eligible for full Medicare reimbursement. During such period, the hospitals generally incur significant loses. It could take the market much longer to reflect the value of the Company if it were to continue its growth plan.

    . The consideration to be received by stockholders represents what is believed to be the full value for the Company's transitional hospitals line of business.

    . The transaction allows stockholders to immediately realize what is believed to be a high value for the Behavioral Healthcare Corporation ("BHC") stock owned by the Company. The transfer restrictions and the large block of stock owned by the Company make it difficult to dispose of the stock, other than in connection with the sale of BHC. Although BHC has considered certain transactions, there is no assurance that BHC will be sold or that the consideration received by the Company in a sale would be such that the Company and the stockholders could immediately realize value.

    . The Company's business is subject to changing competitive conditions arising from changes in the health care industry, including those that may arise from governmental and private health care reform initiatives which may be enacted in the future. There is no assurance as to how the Company would be able to compete in the future.

    . The restrictions placed upon health care providers by governmental authorities and third party payors are changing. The effect of any additional restrictions on the Company and its ability to continue its business as presently conducted is uncertain.

    . The transaction offers attractive terms relative to market prices and financial data relating to other companies engaged in the same or similar lines of businesses as the Company and relative to the consideration paid in comparable acquisition transactions.

    In view of the wide variety of material factors considered in connection with the evaluation of the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  Item 6(b) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

    To the knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries who are also stockholders intend to either tender their Shares in the Amended Offer or vote in favor of the Vencor Merger. In addition, the Vencor Merger Agreement provides that prior to the expiration of the Amended Offer the Company may amend each outstanding stock option having an exercise price less than $16.00 per Share to provide that the holder thereof need not tender any exercise price therefor and that upon exercise such holder will receive an amount equal to the product of (x) the amount by which the exercise price thereof is less than $16.00 and (y) the number of Shares issuable pursuant to the exercise of such option. To the knowledge of the Company, all of the executive officers, directors and affiliates intend to exercise all options having an exercise price less than $16.00 per Share prior to or promptly following the consummation of the Amended Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE COMPANY

  Item 7 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

    On June 12, 1997, pursuant to Section 9.2(g) of the Select Merger Agreement, the Company notified Select and SM Acquisition of Company's intent to terminate the Select Merger Agreement. Thereafter, Select informed the Company that it would not propose any further amendments to the Select Merger Agreement. On June 18, 1997 the Company terminated the Select Merger Agreement and paid a $19,415,000 termination fee.

    On June 18, 1997 the Company entered into the Vencor Merger Agreement. For a summary of the Vencor Merger Agreement see "Item 8. Additional Information to Be Furnished--Vencor Merger Agreement."

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

    Vencor Merger Agreement. The following is a summary of the Vencor Merger Agreement, a copy of which is filed as Exhibit 99.23 to the Schedule 14D-9 and incorporated herein by reference.

    General. The Vencor Merger Agreement provides that Vencor will proceed with the Amended Offer. The Vencor Merger Agreement further provides that, without the prior written consent of Company, the Purchaser will not decrease the Offer Consideration (as defined in the Vencor Merger Agreement) or waive the Minimum Condition (as defined in the Vencor Merger Agreement), impose additional conditions to the Amended Offer, extend the expiration date of the Amended Offer (the "Expiration Date") if the conditions to the Amended Offer have been satisfied, provided that none of the conditions which are not to be in existence after June 12, 1997 and prior to the expiration date are existing at such time, or amend any other term of the Amended Offer in any manner adverse to the holders of Shares. In addition, the Vencor Merger Agreement provides that the Purchaser will extend the expiration date until such time as the conditions to the Amended Offer have been satisfied, provided that no single extension will be for more than ten business days.

    The Vencor Merger Agreement provides that as promptly as practicable following the satisfaction or waiver of the conditions thereto, the Purchaser will be merged with and into Company (the "Effective Time"). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Vencor, the Company or their respective affiliates, or Shares which are held by stockholders exercising appraisal rights ("Dissenting Stockholders") pursuant to Section 92A.380 of the Nevada Revised Statutes (the "NRS")) will, by virtue of the Vencor Merger and without any action on the part of the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to the Offer Consideration.

    The Vencor Merger Agreement provides that the directors of the Purchaser at the Effective Time will be the initial directors of the Company following the Vencor Merger (sometimes referred to with respect to the period following the Vencor Merger as the "Surviving Corporation") and the officers of the Purchaser at the Effective Time will be the initial officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the Articles of Incorporation and by-laws of the Surviving Corporation or as otherwise provided by law.

    Directors Following the Vencor Merger. The Vencor Merger Agreement provides that following the acceptance of payment of Shares by the Purchaser, if requested by Vencor, the Company will promptly take all actions necessary to cause persons designated by Vencor to become directors of the Company so that the total number of such persons equals that number of directors, rounded up to the next whole number, which represents the product of (x) the total number of directors on the Company Board multiplied (y) the percentage that the number of Shares accepted for payment by the Purchaser plus any Shares beneficially owned by Vencor or its affiliates on the date of the Vencor Merger Agreement bears to the number of Shares outstanding at the time of acceptance for payment. The Company has agreed that it will increase the size of the Company Board, or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit Vencor's designees to be elected to the Company Board. The Vencor Merger Agreement further provides that, prior to the Effective Time, the Company Board will always have at least two, and at the Company's election three, members (one of whom will be Richard Conte) who are neither officers of Vencor nor designees, stockholders or affiliates of Vencor ("Vencor Insiders"). No action taken by the Company Board with respect to termination, waiver and amendment of the Vencor Merger Agreement will be effective unless it is approved by the vote of at least a majority of the directors of the Company who are not Vencor Insiders.

    Representations and Warranties. The Vencor Merger Agreement contains customary representations and warranties of Vencor and the Company. The representations and warranties are qualified so that they are deemed to be accurate so long as any inaccuracy would not have a material adverse effect on either the Company or Vencor, and their respective subsidiaries taken as a whole. Among the representations and warranties supplied by the Company, the Company has represented and warranted (i) to the Company's knowledge there has not been any material adverse change with respect to the financial condition, results of operations, properties, assets or liabilities of Behavioral Healthcare Corporation and its subsidiaries, taken as a whole, (ii) that the Company Board has taken all appropriate action so that (A) neither Vencor nor the Purchaser will be an "interested stockholder" within the meaning of the Nevada Business Combination Statute by virtue of the execution of the Vencor Merger Agreement and (B) the entry into the Vencor Merger Agreement and the consummation of the transactions contemplated hereunder shall be exempted from the provisions of the Nevada Control Share Acquisition Statute, (iii) that the Company has amended the Rights Agreement to provide that none of Vencor, the Purchaser or any of their respective affiliates or associates will be deemed to be an Acquiring Person (as defined in the Rights Agreement) and that the Distribution Date (as defined in the Rights Agreement) will not be deemed to occur, and the Rights will not separate from the Shares, as a result of the commencement of the Amended Offer or as a result of consummation of the transactions contemplated by the Merger Agreement, and (iv) that the Select Medical Merger Agreement has been terminated in accordance with its terms and that the Company is not required to make any payment to Select, SM Acquisition or any of their respective affiliates except pursuant to Section 9.2 of the Select Merger Agreement.

    Conduct of Business by the Company Pending the Merger. The Vencor Merger Agreement provides that from the date of the Vencor Merger Agreement until the earlier of (i) the time that persons designated by Vencor are appointed as directors of the Company pursuant to the terms of the Vencor Merger Agreement and (ii) the Effective Time, with certain exceptions: (A) the business of the Company will be conducted only in the ordinary and usual course of business and consistent with past practice, and there will be no material change in the conduct of the operations of the Company and the Company's subsidiaries taken as a whole, and the Company will use its reasonable best efforts to preserve its business organization intact, maintain its existing relations with customers, suppliers, employees and business associates, and preserve the goodwill of those having business relationships with it; (B) the Company will not (I) sell or pledge or agree to sell, pledge, dispose of or encumber any stock or other equity interests owned by it or any of its subsidiaries; (II) amend its Articles of Incorporation or by-laws or, except as contemplated by the Vencor Merger Agreement, amend, modify, consummate or redeem the Rights Agreement or Rights; (III) split, combine or reclassify any shares of its outstanding capital stock; or (IV) declare, set aside or pay any dividend or other distribution payable in cash, stock or property, or redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of its subsidiaries; (C) neither the Company nor any of its subsidiaries will (I) authorize for issuance, issue, pledge, dispose of, encumber or sell any additional shares of, or rights of any kind to acquire, any shares of or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, its capital stock of any class (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except for unissued Shares which may be issued upon the exercise or conversion of outstanding rights, options, warrants, commitments, subscriptions, rights to purchase, or otherwise; (II) acquire, dispose of, transfer, lease, guarantee, license, mortgage, pledge or encumber any fixed or other assets in excess of $200,000 in any one or a series of related transactions or more than $1,000,000 in the aggregate other than ordinary course acquisitions of supplies used in the day-to-day operations of the Company; (III) incur, assume or prepay any indebtedness or any other material liabilities; (IV) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person other than a wholly owned subsidiary of the Company in the ordinary course of business and consistent with past practices in an amount in excess of $1,000,000 in the aggregate; (V) make any loans, advances or capital contributions to, or investments in, any other person in an amount in excess of $200,000 in any one or series of related transactions or more than $1,000,000 in the aggregate; (VI) authorize capital expenditures, other than certain specified capital expenditures in excess of $200,000 in any one or a series of related transactions or $500,000 in the aggregate; or (VII) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing; (D) neither the Company nor any of its subsidiaries will make any change in the compensation payable or to become payable to any of its officers, directors or employees except pursuant to existing agreements, grant any severance or termination pay to, or enter into or amend any employment, severance, termination or other similar agreement, adopt any new employee benefit plan or amend any existing employee benefit plan or voluntarily accelerate the vesting of any stock options, restricted stock or other compensation or benefit or make any loans to any of its officers, directors or employees or make any changes in its existing borrowing or lending arrangements for or on behalf of any of such persons, whether contingent on consummation of the Vencor Merger or otherwise, other than as may be required under applicable law or the terms of any existing employee benefit plan or agreement, provided, however, that the Company and its subsidiaries may amend any plan to provide for the effectuation thereof immediately prior to the expiration of the Amended Offer and/or the Effective Time so long as the amounts payable thereunder, individually or in the aggregate, are not increased; (E) neither the Company nor any of its subsidiaries will settle or compromise any material claims or litigation or, except in the ordinary and usual course of business, modify, amend or terminate any of its material contracts (as defined in the Vencor Merger Agreement) or waive, release, or assign any material rights or claims;
  (F) neither the Company nor any of its subsidiaries will take, or omit to take, any action that is reasonably likely to cause any representation and warranty of the Company in the Vencor Merger Agreement to become untrue in any material respect; and (G) neither the Company nor any subsidiary will make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Vencor, except in the ordinary and usual course of business.

    Acquisition Proposals. The Vencor Merger Agreement provides that from the date of the Vencor Merger Agreement until its termination, the Company and its subsidiaries will not, and will cause their respective officers, directors, employees or other agents (including, without limitation, investment bankers, attorneys or accountants) not to, directly or indirectly, (i) solicit, initiate, encourage, enter into any agreement or otherwise facilitate any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company or the acquisition of any equity interest in, or a substantial portion of the assets of the Company or any transaction that would conflict with or interfere with consummation of the transactions contemplated by the Vencor Merger Agreement, other than the transactions contemplated by the Vencor Merger Agreement and other than the sale of the hospital in Kirkland, Washington and the sale of real estate and buildings relating to hospitals formerly operated by the Company or one of its subsidiaries or certain specified real property at hospitals presently operated by the Company or any of its subsidiaries (any such proposal being an "Acquisition Proposal" and any such acquisitions or transaction being an "Acquisition Transaction"), or (ii) engage in or continue discussions or negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries, respectively, or afford access to their respective properties, books or records to, any person that may be considering making, or has made, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. Notwithstanding the foregoing, the Vencor Merger Agreement provides that nothing contained in the Vencor Merger Agreement will prohibit the Company and the Company Board from (i) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the Commission under the Exchange Act, or
  (ii) furnishing information to, or entering into negotiations with, any person or entity that makes an unsolicited bona fide written proposal to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction, if, and only to the extent that, (i) the Company Board concludes in good faith (after consultation with its financial advisors) that such Acquisition Proposal is reasonably capable of being completed, taking into account all legal, financial and other aspects of the proposal and the person or entity making the proposal, and would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the transaction contemplated by the Vencor Merger Agreement and (ii) the Company Board determines in good faith upon advice of counsel that such action is required for the Company Board to comply with its fiduciary duties to stockholders imposed by law. Pursuant to the terms of the Vencor Merger Agreement, the Company has agreed that it will notify Vencor promptly if any such proposals or offers are received by, any such information is requested from, or any such discussion or negotiations are sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such person and the terms and conditions of any proposals or offers and thereafter will keep Vencor informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

    Proxy Statement; Stockholder Approval. Pursuant to the terms of the Vencor Merger Agreement, the Company has agreed, to the extent required, to hold a meeting of stockholders to approve the Vencor Merger.

    Treatment of Employee Stock Options. The Vencor Merger Agreement provides that at the Effective Time or, at the Company's election, prior to expiration of the Amended Offer, all outstanding options to purchase Shares ("Options") will immediately vest and become fully exercisable. The Vencor Merger Agreement also provides that at the Effective Time or, at the Company's election, prior to expiration of the Amended Offer, each Option with an exercise price of less than the Offer Consideration (a "Lower Priced Option") will be amended to provide that the holders need not tender any exercise price therefor and that upon exercise the holder shall receive an amount of cash equal to the product of (i) the amount by which the Offer Consideration exceeds the exercise price per Share subject to the Lower Priced Option, and (ii) the number of Shares issuable pursuant to the unexercised portion of such Lower Priced Option, less any required withholding of taxes. Pursuant to the terms of the Vencor Merger Agreement, at such time, all other Options shall be converted into a right to receive, upon exercise of such Options (including payment of the exercise price of such Options), an amount equal to the product of (i) the Offer Consideration and (ii) the number of Shares issuable pursuant to the unexercised portion of such Option. Pursuant to the terms of the Vencor Merger Agreement, the Company has agreed that prior to the expiration date of the Amended Offer it will cancel the converging options issued to Richard Conte, Wendy Simpson, James Laughlin, Ronald Ooley and Julia Kopta under the Company's 1989 Stock Incentive Plan and shall use its best efforts to cancel all other converging options issued under such Plan. The Company agrees to take all action necessary to ensure that following the Effective Time, no participant in any Plan (as that term is defined in the Vencor Merger Agreement) shall have any right under such Plan to acquire equity securities of Vencor, Purchaser, Company, the Surviving Corporation or any of their Subsidiaries.

    Indemnification Rights. The Vencor Merger Agreement provides that the Articles of Incorporation and by-laws of the Surviving Corporation will contain provisions with respect to indemnification of individuals who at any time prior to the expiration of the Amended Offer (or at any time after expiration of the Amended Offer and prior to the Effective Time) were directors, officers, or otherwise entitled to indemnification thereunder (the "Indemnified Parties") which are at least as favorable to each Indemnified

  Party as the Articles of Incorporation and by-laws of the Company as of the date of the Vencor Merger Agreement. The Vencor Merger Agreement further provides that the Articles of Incorporation and by-laws of the Surviving Corporation will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of an Indemnified Party. The Vencor Merger Agreement also provides that for a period of six years from and after the Effective Time, Vencor and the Surviving Corporation will indemnify, defend and advance expenses in matters that may be subject to indemnification to the Indemnified Parties with respect to liabilities and claims (and related expenses) made against them resulting from their service as such prior to the Effective Time to the fullest extent permitted under, and subject to the requirements and other provisions of, the Company's Articles of Incorporation, by-laws and indemnification agreements in effect on the date of the Vencor Merger Agreement and applicable provisions of law. In addition, the Vencor Merger Agreement provides that for a period expiring six years after the expiration or termination of any consulting obligations under any agreement requiring any Indemnified Party to provide consulting services to Vencor or the Surviving Corporation following the expiration of the Amended Offer or the Effective Time, Vencor, the Company and the Surviving Corporation will indemnify, defend and advance expenses to Indemnified Parties in matters that would be subject to indemnification with respect to liabilities and claims (and related expenses) made against them resulting from their service as a consultant under any such agreement to the fullest extent permitted under, and subject to the requirements and other provisions of, the Company's Articles of Incorporation, by-laws, indemnification and consulting agreements in effect on the date of the Vencor Merger Agreement and applicable provisions of law.

    The Vencor Merger Agreement also provides that Vencor will cause to be maintained in effect for a period ending not sooner than the sixth anniversary of the Effective Time directors' and officers' liability insurance providing at least the same coverage with comparable carriers with respect to the Company's directors and officers as the policies maintained on behalf of directors and officers of the Company as of the date of the Vencor Merger Agreement, and containing terms and conditions which are no less advantageous, with respect to matters occurring on or prior to the Effective Time (to the extent such insurance is available with respect to such matters); provided, that in no event will Vencor be required to expend to maintain or procure insurance coverage an amount per annum in excess of 200% of the current annual premiums for the twelve-month period ended November 30, 1996 (the "Maximum Premium") with respect to such insurance, or, if the cost of such coverage exceeds the Maximum Premium, the maximum amount of coverage that can be purchased or maintained for the Maximum Premium. In addition, and without limiting any other provision of the Vencor Merger Agreement, in the event that any claim for which coverage under the Company's directors' and officers' liability insurance would be available is not paid by the insurer because such amount does not exceed the retention amount of such policy, Vencor and Purchaser will reimburse or pay or cause Company to reimburse or pay any amounts, up to an aggregate of $500,000 for all officers and directors, payable because such amount does not exceed the retention amount of such insurance policy.

    Expenses. The parties have agreed in the Vencor Merger Agreement that except with respect to expenses incurred in connection with the termination of the Vencor Merger Agreement (as described below), whether or not the Vencor Merger is consummated, all costs and expenses incurred in connection with the Vencor Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses except for certain other expenses that are to be shared equally by Vencor and the Company.

    Conditions to the Vencor Merger. The Vencor Merger Agreement provides that respective obligations of each party to the Vencor Merger Agreement to effect the Vencor Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) any waiting period applicable to the consummation of the Vencor Merger under the HSR Act having expired or been terminated, (ii) to the extent required by the NRS, the Vencor Merger Agreement and the transactions contemplated thereby having been approved and adopted by the requisite vote or consent of the stockholders of the Company in accordance with applicable law, (iii) no court or other governmental or regulatory authority, agency, commission or other governmental entity, domestic or foreign ("Governmental Entity") of competent jurisdiction having enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, preliminary or permanent injunction or other order which is in effect and prohibits consummation of the transactions contemplated by the Vencor Merger Agreement (collectively, an "Order"), (iv) each of the Company and Vencor having obtained such consents from Governmental Entities in addition to those required pursuant to the HSR Act as are required and which are material to Vencor or the Company and to consummation of the transactions contemplated by the Vencor Merger Agreement and (v) the Purchaser having purchased Shares pursuant to the Amended Offer.

    In addition to the conditions set forth above, the Vencor Merger Agreement provides that the obligation of the Company to effect the Vencor Merger is subject to the satisfaction at or prior to the Effective Time of the condition that each of Vencor and the Purchaser has performed in all material respects its obligations under the Vencor Merger Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Vencor and the Purchaser contained in the Vencor Merger Agreement are true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except as contemplated by the Vencor Merger Agreement, and the Company having received a certificate of the Chairman of the Board, the Chief Executive Officer, the President or an Executive Vice President of Vencor as to the satisfaction of this condition.

    The Vencor Merger Agreement also provides that the obligations of Vencor and the Purchaser to effect the Vencor Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: that the Company has performed in all material respects its obligations under the Vencor Merger Agreement required to be performed by it at or prior to the earlier of (i) the time that persons designated by Vencor are appointed as directors of the Company pursuant to the terms of the Vencor Merger Agreement and (ii) the Effective Time, and the representations and warranties of the Company contained in the Vencor Merger Agreement are true and correct in all material respects at and as of the earlier of (i) the time that persons designated by Vencor are appointed as directors of the Company pursuant to the terms of the Vencor Merger Agreement and (ii) the Effective Time as if made at and as of such time, except as contemplated by the Vencor Merger Agreement, and Vencor and the Purchaser having received a certificate of the Chairman of the Board, the Chief Operating Officer, or an Executive Vice President of the Company as to the satisfaction of this condition.

    Termination. Pursuant to the terms of the Vencor Merger Agreement, the Vencor Merger Agreement may be terminated at any time before the Effective Time, either before or after the approval of the stockholders of the Company has been obtained, in each case as authorized by either the Vencor Board or the Company Board by (i) mutual written consent of the parties;
  (ii) either Vencor or the Company, if the Vencor Merger has not been consummated on or before November 30, 1997 (the "Termination Date"); provided, however, that this particular right to terminate is not available to any party whose failure to fulfill any obligation under the Vencor Merger Agreement has been directly or indirectly the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date; (iii) either Vencor or the Company, if a court of competent jurisdiction or Governmental Entity has issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties shall use their commercially reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transaction contemplated by the Vencor Merger Agreement and such order, decree, ruling or other action has become final and nonappealable; (iv) Vencor, if the Company is in material breach of its obligations under the Vencor Merger Agreement and such breach has not been cured within ten days of written notice thereof to the Company, (v) the Company, if Vencor or the Purchaser is in material breach of their respective obligations under the Vencor Merger Agreement and such breach has not been cured within ten days' written notice thereof to Vencor, (vi) Vencor, if the Company Board (A) withdraws or modifies (or publicly announces an intention to withdraw or modify) in any adverse manner its approval or recommendation of the Vencor Merger Agreement or the Vencor Merger, (B) approves or recommends any Acquisition Proposal, other than by a party to the Vencor Merger Agreement or an affiliate of Vencor or (C) resolves to take any of the actions specified in clauses (A) or (B) above; (vii) either Vencor or the Company, if any required approval of the stockholders of the Company has not been obtained;
  (viii) the Company, upon five days' prior written notice to Vencor, if, as a result of a written Acquisition Proposal received by the Company from a person other than Vencor or any of its affiliates, the Company Board determines in good faith and in accordance with the conditions set forth in the Vencor Merger Agreement that the members' fiduciary obligations under applicable law require that such Acquisition Proposal be accepted, provided, however, that (A) the Company Board has determined in good faith, after considering applicable provisions of state law and after giving effect to all concessions, if any, which have been offered by Vencor pursuant to clause (B) below, on the basis of oral or written advice of outside counsel, that such action is required by the members' fiduciary obligations under applicable law, and (B) prior to any such termination, the Company negotiates with, and causes its respective financial and legal advisors to, negotiate with, Vencor to make such adjustments in the terms and conditions of the Vencor Merger Agreement as would enable such party to proceed with the transactions contemplated by the Vencor Merger Agreement; or (ix) Vencor if the Company Board fails to take any of the actions contemplated by the provisions of the Vencor Merger Agreement relating to the holding of a meeting of the stockholders of the Company.

    Effect of Termination. The Vencor Merger Agreement provides that in the event of termination of the Vencor Merger Agreement pursuant to the terms of the Vencor Merger Agreement, the Vencor Merger Agreement will become void and there will be no liability on the part of any of the parties or any of their respective directors, officers, employees or representatives other than with respect to the payment of the termination fee and expenses set forth below and with respect to certain other provisions.

    The Vencor Merger Agreement provides that if (x)(i) the Offer and Amended Offer shall together in the aggregate have remained open for a minimum of at least 20 business days, (ii) a number of Shares necessary to satisfy the Minimum Condition shall not have been validly tendered and not withdrawn and the Offer is terminated without the purchase of any Shares, (iii) no Offer Order (as defined in Annex A to the Vencor Merger Agreement) shall be in effect, (iv) a competing Acquisition Proposal shall be made prior to termination of the Amended Offer and (v) the Company or any of its subsidiaries shall consummate an Acquisition Transaction within 18 months after the termination of the Vencor Merger Agreement which provides for a transaction equal to or more favorable from a financial point of view than the transactions contemplated by the Vencor Merger Agreement, or (y) Vencor shall have terminated the Vencor Merger Agreement pursuant to the provisions of the Vencor Merger Agreement permitting termination in the event of (A) the Company Board withdrawing its recommendation, (B) the Company Board approving an Acquisition Transaction or (C) the Company breaching the provision of the Vencor Merger Agreement relating to the holding of a meeting of the Company's stockholders or (z) the Company having terminated (or seeking to terminate) the Vencor Merger Agreement pursuant to the provision of the Vencor Merger Agreement permitting termination in the event of the acceptance of an Acquisition Proposal then at the request of Vencor, the Company will pay Vencor a fee of $17,415,000 plus an amount equal to Vencor's out-of-pocket expenses up to $2,000,000, including fees and expenses paid to investment bankers, lawyers and financing sources, incurred in connection with the transactions contemplated by the Vencor Merger Agreement.

    Other. If Purchaser has not accepted Shares for payment pursuant to the Amended Offer on or before September 1, 1997 due to the existence of an Offer Order (as defined in Annex A to the Vencor Merger Agreement), Vencor and Purchaser have agreed to increase the Offer Consideration by an amount per Share equal to interest accruing on $16.00 from September 1, 1997 at a rate of 5% per annum. Vencor has also agreed to provide severance benefits to employees of the Company who would not otherwise be entitled to severance pursuant to any agreement with the Company who are terminated following consummation of the Amended Offer which are similar to those provided by Vencor in connection with its acquisition of TheraTx Incorporated.

    Amendment and Waiver. The Vencor Merger Agreement provides that subject to applicable provisions of the NRS, the Vencor Merger Agreement may be amended by the parties thereto pursuant to a writing adopted by action taken by all of the parties at any time before the Effective Time. The Vencor Merger

  Agreement further provides that at any time before the Effective Time, any party to the Vencor Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties,
  (ii) waive, in whole or in part, any inaccuracies in the representations and warranties contained in the Vencor Merger Agreement or in any document delivered pursuant thereto or waive compliance with any of the agreements or conditions contained therein. The Vencor Merger Agreement also provides that any agreement on the part of a party to the Vencor Merger Agreement to any such extension or waiver will be valid only as against such party and only if set forth in an instrument in writing signed by such party. Additionally, the Vencor Merger Agreement provides that at any time after the appointment of persons designated by Vencor or the Company pursuant to the terms of the Vencor Merger Agreement, a majority of the directors of the Company who are not Vencor Insiders may grant such extensions or waivers.

  The information contained in Item 8 of the Schedule 14D-9 under the caption "Select Merger Agreement" is hereby amended and supplemented by adding the following:

    On June 18, 1997 the Company terminated the Select Merger Agreement pursuant to Section 9.1 (g) thereof and paid a termination fee of $19,415,000.

  The information contained in Item 8 of the Schedule 14D-9 under the caption "Rights Agreement" is hereby amended and supplemented by adding the following:

    On May 15, 1997 the Board extended the Distribution Date under the Rights Agreement to the earlier of (i) June 3, 1997 and (ii) the date on which a person becomes an Acquiring Person (as defined in the Rights Agreement). On May 30, 1997 the Board further extended the Distribution Date to the earlier of (i) June 10, 1997 and (ii) the date on which a person becomes an Acquiring Person. On June 9, 1997 the Board further extended the Distribution Date to the earlier of (i) June 17, 1997 and (ii) the date on which a person becomes an Acquiring Person. On June 12, 1997 the Board further extended the Distribution Date to the earlier of (i) June 18, 1997 and (ii) the date on which a person becomes an Acquiring Person.

    On June 18, 1997 the Board of Directors unanimously authorized (with Mr. Conte and Ms. Simpson abstaining) the officers of the Company to enter into an amendment to the Rights Agreement dated June 21, 1996 (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as rights agent, to provide that neither Vencor nor Purchaser will become an "Acquiring Person," that no "Trigger Event" or "Shares Acquisition Date" or "Distribution Date" (as such terms are defined in the Rights Agreement) will occur as a result of the Amended Offer or the Vencor Merger and that Section 7.1 of the Rights Agreement will not be triggered, in each case as a result of the announcement, commencement or consummation of the Amended Offer, the execution of the Vencor Merger Agreement or any amendment thereto or the consummation of the transactions contemplated thereby (including, without limitation, the Vencor Merger) with the effect that none of such events will trigger the exercisability of the Rights, the separation of the Rights from the stock certificates to which they are attached or any other provision of the Rights Agreement. A copy of the amendment to the Rights Agreement is filed as Exhibit 99.24 hereto and incorporated herein by reference.

  The information contained in Item 8 of the Schedule 14D-9 under the caption "Nevada Control Share Acquisition Statute" is hereby amended and supplemented by adding the following:

    On June 18, 1997 the Board of Directors unanimously voted (with Mr. Conte and Ms. Simpson abstaining) to amend the bylaws of the Company to provide that the Nevada Control Share Acquisition Statute will not apply to the Company.

  The information contained in Item 8 of the Schedule 14D-9 under the caption "Nevada Business Combination Statute" is hereby amended and supplemented by adding the following:

    On June 18, 1997 the Board of Directors unanimously voted (with Mr. Conte and Ms. Simpson abstaining) voted to approve the Vencor Merger Agreement. As a result, the Nevada Business Combination Statute will not apply to the Vencor Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

   EXHIBIT                          DESCRIPTION
   -------                          -----------
   99.23   Agreement and Plan of Merger dated June 18, 1997 between the
           Company, the Purchaser and Vencor
   99.24   Amendment to Rights Agreement dated June 18, 1997

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 1997                       TRANSITIONAL HOSPITALS CORPORATION,
                                          a Nevada corporation

                                          By: /s/ Richard L. Conte
                                             ----------------------------------
                                          Name: Richard L. Conte
                                          Title: Chairman, Chief Executive
                                                 Officer and President